

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Julia Otey-Raudes
Chief Executive Officer and Chief Financial Officer
ECO INNOVATION GROUP, INC.
16525 Sherman Way, Suite C-1
Van Nuys, CA 91406

> **Re: ECO INNOVATION GROUP, INC.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 11, 2020**
> **File No. 333-248871**

Dear Ms. Otey-Raudes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on December 11, 2020

General, page 1

1. Please revise your filing to correct the following inconsistencies:
   • Correct the date of the unaudited interim financial statements included in your filing on page 12 which should be September 30, 2020; and
   • Correct the date of the auditors' report included in your filing on page 33 which should be November 20, 2020.

Description of Business
Our Technology Agreements, page 35

2. We note your response to prior comment 3 and the additional disclosures you provided.

Please revise your filing to address the following:
- Since your filing does not include financial statements or an auditors' report/consent related to Eco-Gen, indicate the amounts presented related to Eco-Gen are unaudited;
- Based on Eco-Gen's cash balance and based on the disclosed terms of the purchase order with its customer, including the fact that the customers will not be required to pay 50% of the purchase until the units they purchased are delivered to them, provide a risk factor related to your dependence on Eco-Gen and its customers relative to your business and the anticipated revenue you except to generate under your agreement with Eco-Gen; and
- You state Eco-Gen's total assets include patents and other intellectual property "valued" at $48,300,350. Since it appears that this amount may not represent an amount recorded in accordance with US GAAP, delete the amounts related to total assets and the amounts related to patents and other intellectual property from your filing. Be advised, that unless Eco-Gen purchased the patents and other intellectual property from an unrelated third party for **cash**, it would appear the amounts disclosed may not comply with US GAAP.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Hawkins